SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jeongja-dong

Bundang-gu, Seongnam-si

Gyeonggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 20, 2012
KT Corporation

By:	/s/ Youngwoo Kim
Name: Youngwoo Kim
Title: Vice President

By:	/s/ Jungsup Jung
Name: Jungsup Jung
Title: Team Leader

Report on Material Matters (Fair Disclosure)

KT Corporation (the “Company” or the “Surviving Company”) intends to incorporate a new company (the “Spin-off Company”) through a simple vertical spin-off pursuant to Articles 530-2 through 530-12 of the Commercial Code, as below.

1. Purpose of Spin-off

(1)	By separating the satellite business of the Surviving Company, it is possible to enhance business specialization and foster management efficiency, thereby maximizing shareholder value.

(2)	By establishing an appropriate decision-making structure and a fair governance system in light of the peculiarities of each business, a system of responsible management can be instituted.

(3)	By specializing each business, it enables focused investment into the Surviving Company’s core business, thereby allowing each business to respond promptly to the changing market environments.

(4)	By fostering efficiency in management and distributing business assets and risks relating to each business, global competitiveness can be secured and thereby achieving maximum shareholder value in the long-run.

2. Method of Spin-off

(1)	The Spin-off Company will be incorporated through a spin-off of the satellite business (“Spin-off Business”) of the Surviving Company as below, pursuant to Articles 530-2 through 530-12 of the Korean Commercial Code. The spin-off will be in the form of a simple vertical spin-off whereby all of the shares in the Spin-off Company will be allocated to the Surviving Company, and the Surviving Company will survive the spin-off. The Surviving Company will remain a listed company while the Spin-off Company will be a non-listed company.

<Details of Spin-off>

	Company Name	Business

Surviving Company	KT Corporation	All businesses other than the business of the Spin-off Company

Spin-off Company	[KT Sat] (tentative)*	Satellite business including lease business of satellite repeaters and devices and satellite service business and other businesses related to satellites

*	(Note) The name of the Spin-off Company may change at the extraordinary shareholders’ meeting for approval of the Spin-off Plan, or the inaugural meeting of the Spin-off Company.

(2)	The date of spin-off will be December 1, 2012.

(3)	The spin-off will take place pursuant to a special resolution of the shareholders’ meeting in accordance with Article 530-3, Sections 1 and 2 of the Korean Commercial Code. Pursuant to Article 530-9, Section 1 of the Korean Commercial Code, the Surviving Company and the Spin-off Company are jointly and severally liable for the obligations of the Surviving Company accrued prior to the spin-off.

(4)	In the event where the Surviving Company pays any debt that is transferred to the Spin-off Company pursuant to the Spin-off Plan, or otherwise both companies are released from liability through outlay of funds by the Surviving Company, due to the joint and several liability of the Surviving Company and the Spin-off Company for the obligations of the Surviving Company accrued prior to the spin-off, the Surviving Company will have a right of recovery from the Spin-off Company. In the event where the Spin-off Company pays any debt which belongs to the Surviving Company pursuant to the Spin-off Plan, or where both companies are released from liability through outlay of funds by the Spin-off Company, the Spin-off Company will have a right of recovery from the Surviving Company.

(5)	Any and all assets and liabilities, rights/obligations, and anything of value (including licenses and permits, employment relationships, contractual relationships, and litigations) of the Surviving Company shall belong to the Spin-off Company if it relates to the Spin-off Business, and to the Surviving Company if it relates to any other business.

(6)	Any obligation that arises/accrues in relation to the business of the Surviving Company after the date of spin-off, due to an act or event taking place prior to such date, or obligation (any type of obligation including potential liabilities under public and private laws) that already had been accrued prior to such date but is not reflected in the Spin-off Plan for any reason including failure to recognize such obligation, shall belong to the Spin-off Company if the act or fact giving rise to the obligation relates to the Spin-off Business, and to the Surviving Company if it relates to any other business. In the event where it cannot be determined whether an obligation is related to the Spin-off Business, the obligation shall be shared by the Surviving Company and the Spin-off Company in proportion to their respective share of the value of net assets distributed pursuant to the spin-off.

(7)	Any claim or other right acquired in relation to the business of the Surviving Company after the date of spin-off, due to an act or event taking place prior to such date, or a claim or other right (any type of claim including potential claims under public and private laws) that already had been acquired prior to such date but is not reflected in this Spin-off Plan for any reason including failure to recognize such right, shall be treated in the same manner as the preceding paragraph.

(8)	In the event where the Surviving Company is a party of any contract or litigation prior to the Spin-off date, the contract or litigation shall be transferred to the Spin-off Company if it relates to the Spin-off Business, and remain with the Surviving company if it relates to any other business.

(9)	The assets, liabilities and capital of the Spin-off Company shall be determined by distribution of the assets and liabilities belonging to the Spin-off Business or relating directly or indirectly thereto, but the amounts of assets, liabilities and capital shall be determined by collectively taking into account the future operational and investment plans of the Spin-off Company.

(10)	Spin-off Schedule

Event	Date
Board Resolution	September 20, 2012
Expected Date of Extraordinary Shareholder’s Meeting for Approval of Spin-off Plan	November 20, 2012
Date of Spin-off	December 1, 2012
Expected Date of registration of Spin-off	December 4, 2012

2

(Note 1) The above schedule is subject to adjustment based on relevant laws and consultations with the relevant authorities.

(Note 2) It is expected that a board resolution will be adopted and announced in lieu of the above Shareholders’ Meeting for Report of Spin-off.

3. Assets to be Transferred to the Spin-off Company and the Value of Such Assets

(1)	The Surviving Company shall transfer any and all assets and liabilities, rights/obligations, and anything of value (including licenses and permits, employment relationships, contractual relationships, and litigations) of the Surviving Company (the “Spin-off Assets”) in accordance with the Spin-off Plan.

(2)	The list of the Spin-off Assets is set forth in the Spin-off Financial Status Table and List of Spin-off Assets of the Spin-off Plan based on the value of the Spin-off Assets as of June 30, 2012. Any change in assets or liabilities of the Spin-off Business due to operations or financial activities of the Spin-off Business from June 30, 2012 to the date of spin-off, or discovery of asset or liability that is omitted or incorrectly reflected in the list of Spin-off Assets, or changes in the amount of assets or liabilities, may be corrected or additionally reflected in Spin-off Financial Status Table and List of Spin-off Assets.

(3)	The value of Spin-off Assets under the preceding paragraph shall be the book value as of June 30, 2012. However, final list of the Spin-off Assets and the value of such assets shall be determined after the review of public accountants.

(4)	Any right or obligation of which the transfer pursuant to spin-off is not possible by law or by nature shall be deemed to remain with the Surviving Company. The same shall apply where transfer pursuant to spin-off requires approval/ permission/clearance of government authority, but such approval/permission/clearance cannot be obtained.

(5)	Any intellectual property right including patents, utility model, design, trademark and service mark (whether registered or pending registration, and including all rights and obligation attached thereto), which are owned by the Surviving Company prior to the date of spin-off, shall belong to the Spin-off Company if it relates to the Spin-off Business, and to the Surviving Company if it relates to any other business.

(6)	Summary of Financial Position After Spin-off (as of June 30, 2012) (Korean Won, in millions)

Description	After Spin-off
	Surviving Company	Spin-off Company
TOTAL ASSETS	26,385,466	424,890
TOTAL LIABILITIES	14,571,270	20,621
CAPITAL STOCK	1,564,499	50,000
TOTAL STOCKHOLDERS’ EQUITY	11,814,196	404,269
REVENUES FROM MOST RECENT FISCAL YEAR	20,039,606	127,211
MAIN BUSINESS	Telecommunications	Satellite

(Note 1) The above figures are based on the financial information as of the close of June 30, 2012.

(Note 2) The above figures may change on the date of spin-off, and will be confirmed when the items subject to spin-off as of December 1, 2012 are determined.

(Note 3) List of Spin-off Assets is subject to change on the date of spin-off.

3

(7)	Schedule for the spin-off of assets

•

The expected spin-off date for the transfer of assets to the Spin-off Company is December 1, 2012. In the case that registration or certain procedural steps related to the transfer are needed, it is expected that such steps will be taken within one month of the expected spin-off date.

•

Details regarding the satellite business spin-off by Company are subject to change depending on (i) the results of the extraordinary meeting of shareholders for the spin-off plan to be held at a later date and (ii) approval processes with the relevant regulators.

•	The above details are based on Company’s financial condition as of June 30, 2012, and, as such, are subject to change.

4